UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/x/                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE OF ACT 1934 [NO FEE REQUIRED].

                      For the fiscal year ended December 31, 1999.

/  /                 TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                     For the transaction period from ________________ to _______________.

Commission file number:  33-92434

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  DENDRITE 401(K) PLAN

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Dendrite International, Inc.
  1200 Mt. Kemble Avenue
  Morristown, NJ 07960

Report of Independent Public Accountants

To the Trustees and Plan Administrator of
Dendrite 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Dendrite 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                            /s/ Arthur Andersen LLP

Philadelphia, Pennsylvania
February 6, 2001

DENDRITE 401(k) PLAN

Table of Contents

                                                                                                                                           Page No.

Statements of Net Assets Available for Plan Benefits
     As of December 31, 1999 and 1998                                                                                  4

Statement of Changes in Net Assets Available for Plan Benefits
     For the year ended December 31, 1999                                                                             5

Notes to Financial Statements
     December 31, 1999                                                                                                           6

Schedule H, Part IV, Item (i) - Schedule of Assets Held for Investment Purposes
     As of December 31, 1999                                                                                                  13

Exhibit 23.1

Consent of Independent Public Accountants

                              Dendrite 401(k) Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 1999 and 1998

                                                     1999             1998
                                                     ----             ----

Cash                                             $        --       $   222,029

Investments, at fair value                         11,819,865        7,269,060

Contributions receivable                              186,288          151,263

Loans to participants                                  74,774           79,491
                                                 ------------      -----------

Net assets available for plan benefits           $ 12,080,927      $ 7,721,843
                                                 ============      ============

        The accompanying notes are an integral part of these statements.

                              Dendrite 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 1999

Additions to net assets:

     Contributions by employees                              $   1,936,760
     Contributions by employer                                     492,968
     Rollovers                                                      38,327
     Interest and dividends                                      1,028,023
     Loans                                                          27,892
     Net appreciation in fair value of investments               1,459,828
                                                             ---------------
Total additions                                                  4,983,798
                                                             ---------------
Deductions from net assets:

     Benefits paid to participants                                (624,714)
                                                             ---------------
Total deductions                                                  (624,714)
                                                             ---------------
Net increase in net assets available for plan benefits           4,359,084

Net assets available for plan benefits, beginning of year        7,721,843
                                                             ---------------
Net assets available for plan benefits, end of year             12,080,927
                                                             ---------------

         The accompanying notes are an integral part of this statement.

Dendrite 401(k) Plan

Notes to Financial Statements
December 31, 1999

1.     Plan description:

The following description of the Dendrite 401(k) Plan provides only general information. Participants should refer to the plan document as amended and restated, together with the amendments to the plan document and to the summary plan description for more complete information. In 1999, the plan changed its name from Dendrite 401(k) Retirement Savings Plan to Dendrite 401(k) Plan (the Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Those eligible to participate in the Plan are salaried employees of Dendrite International, Inc. and Subsidiaries (the Company) who have attained the age of 21.

2.     Summary of significant accounting policies:

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with the AICPA Audit and Accounting Guide, “Audits of Employee Benefit Plans”.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the reported amounts of contributions, earnings and disbursements during the reporting period. Actual results could differ from those estimates.

New accounting pronouncement

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) No. 99-3, “Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters”. SOP No. 99-3, among other things, eliminated the previous requirement of presenting the plan’s investments by type for participant directed investments. SOP No. 99-3 was effective for financial statements for plan years ended after December 15, 1999 and required reclassification of amounts in earlier periods. The Plan adopted SOP No. 99-3 in 1999. Accordingly, these financial statements do not include any information regarding the activity of the Plan’s investment options.

Contributions

Participants may make elective salary deferral contributions up to 15% of their pretax compensation. Employee elected salary deferrals are limited to the maximum allowable under the Internal Revenue Code ($10,000 in 1999). Distributions from other qualified retirement plans can also be transferred into the Plan and retained as a rollover contribution.

The Company makes matching contributions to the participant accounts of participants who have completed one year of service with the Company. The match is equal to 50% of the participant’s contributions, which does not exceed 6% of the participant’s total compensation.

Participant accounts

Each participant’s account is credited with the participant’s elected salary deferral, employer matching contributions, and an allocation of the Plan’s earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the balance in their account. Terminated participants forfeit non-vested Company contributions.

Valuation of investments

Quoted market prices are used to value investments. All realized and unrealized gains and losses are included as part of net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Plan Benefits. Cash equivalents are stated at cost which approximates fair value.

Investment options

Participants may elect to invest their salary deferrals, along with the employer matching contribution, in the following thirteen investment options with Merrill Lynch or in the Company’s common stock. Merrill Lynch is also the trustee of the Plan.

    Fund name                                              Description
    ---------                                              -----------

AIM Japan Growth Fund                      AIM Japan Growth Fund seeks  long-term  capital  growth.
                                           The fund  normally  invests  at least  65% of  assets in
                                           equity  securities  issued  by  companies  domiciled  in
                                           Japan.   It  may  invest   the   balance  of  assets  in
                                           convertibles,  debt securities, and equity securities of
                                           issuers located outside of Japan.

Alliance Premier Growth Fund               Alliance Premier Growth Fund's  investment  objective is
                                           long-term  growth of capital by investing  predominantly
                                           in  equity  securities  of a  limited  number  of large,
                                           carefully  selected   high-quality  U.S.  companies that
                                           are judged likely to achieve superior earnings growth.

                                        7

Alliance Technology Fund                   Alliance  Technology  Fund's  investment   objective  is
                                           growth of capital.  Current  income is incidental to the
                                           fund's objective.

Davis New York Venture Fund                Davis New York  Venture  Fund seeks  growth of  capital.
                                           The  fund  invests   primarily  in  equities  issued  by
                                           companies with market  capitalizations  of at least $250
                                           million,  though it may also hold  securities of smaller
                                           companies.  It  may  invest  in  securities  of  foreign
                                           issuers.

Dreyfus Premier Balance Fund               Dreyfus  Premier  Balanced  Fund seeks to  outperform an
                                           unmanaged  hybrid index,  60% of which is the Standard &
                                           Poor's 500 Composite  Stock Price Index and 40% of which
                                           is the Lehman Brothers Intermediate Government/Corporate
                                           Bond Index.

IVY International Fund                     IVY  International  Fund seeks to achieve its  principal
                                           objective  of  long-term  capital  growth  by  investing
                                           primarily  in equity  securities  principally  traded in
                                           European,  Pacific Basin and Latin American markets. The
                                           fund  invests  in a  variety  of  economic  sectors  and
                                           industry   segments  to  reduce  the  effects  of  price
                                           volatility  in any one area,  and usually is invested in
                                           at least three different countries.

Merrill Lynch Healthcare Fund              Merrill Lynch  Healthcare Fund seeks  long-term  capital
                                           appreciation.  The fund  invests in  equities  issued by
                                           companies  producing  healthcare  products and services,
                                           primarily in developed markets.  It may invest up to 15%
                                           of assets in  venture-capital  investments.  The fund is
                                           nondiversified.

Merrill Lynch Pacific Fund                 Merrill  Lynch  Pacific  Fund  seeks  long-term  capital
                                           appreciation.  The fund normally invests at least 80% of
                                           assets in equities issued by companies  domiciled in Far
                                           Eastern or western  Pacific  countries.  It may purchase
                                           ADRs,  EDRs,  GDRs, and debt of any credit quality.  The
                                           fund  may   engage   in   hedging   strategies   against
                                           investment, interest-rate, and currency risks.

                                        8

Merrill Lynch Retirement Preservation      Merrill Lynch Retirement  Preservation  Trust Fund seeks
Trust Fund                                 to  provide  preservation  of  capital,   liquidity  and
                                           current income at levels that are typically  higher than
                                           those provided by money-market  funds. The Trust invests
                                           primarily   in  a  broadly   diversified   portfolio  of
                                           Guaranteed  Investment  Contracts  and  in  high-quality
                                           money-market  securities.  Participants  purchase  units
                                           that  the  Trust  seeks  to  maintain  at $1  per  unit,
                                           although this cannot be assured.

Merrill Lynch S&P 500 Index Fund           Merrill  Lynch  S & P 500  Index Fund's objective is to
                                           match  the  performance of  the  Standard & Poor's  500
                                           Composite Stock  Price Index  as  closely  as  possible
                                           before the deduction of fund expenses.

Oppenheimer Enterprise Fund                Oppenheimer  Enterprise Fund seeks capital appreciation.
                                           The  fund   invests   mainly  in   common   stocks   of
                                           small-capitalization   U.S.   companies.   Under  normal
                                           market conditions,  the fund will invest at least 65% of
                                           its  total  assets  in common  stocks  and other  equity
                                           securities  of growth  companies  having a small  market
                                           capitalization.  The fund currently defines a “small cap”
                                           issuer as one  having a market  capitalization  of up to
                                           $1.8 billion.

PIMCO Total Return Fund                    PIMCO Total Return Fund seeks to achieve its  investment
                                           objective by investing  under  normal  circumstances  at
                                           least 65% of its assets in a  diversified  portfolio  of
                                           fixed  income  instruments  of varying  maturities.  The
                                           average portfolio  duration of this fund normally varies
                                           within a three to six year time  frame  based on PIMCO's
                                           forecast for interest rates.

Van Kampen Emerging Growth Fund            Van Kampen  Emerging  Growth  Fund is a mutual fund with
                                           the investment  objective of capital  appreciation.  Any
                                           income received from portfolio  securities is incidental
                                           to  the  fund’s  investment   objective.   Under  normal
                                           market  conditions,  the   fund’s  investment   adviser
                                           seeks to  achieve the  fund’s  investment  objective  by
                                           investing  at  least 65% of  the  fund’s total assets in
                                           a portfolio of common stocks of emerging growth companies.

                                        9

Participants are allowed to redirect their future investment contributions, or exchange their existing account balances among investment options, as defined in the Plan document.

The fair market value of individual investments that represent 5% or more of the Plan’s total net assets available for plan benefits as of December 31, 1999 and 1998, are as follows:

                                                          December 31,
                                              ----------------------------------
                                                     1999             1998
                                                     ----             ----
Investment

Goldman Sachs:
     Capital Growth Fund                       $      -            $ 2,922,343
     Growth & Income Fund                             -              1,729,650
     Balanced Fund                                    -                790,148
     Money Market Fund                                -                455,075

Dendrite International, Inc. Common Stock         1,689,770          1,054,328

Merrill Lynch:
     Retirement Preservation Trust Fund             724,477            -
     S&P 500 Index Fund                           2,219,131            -

Alliance Premier Growth Fund                      4,675,297            -

IVY International Fund                            1,076,850            -

Dreyfus Premier Balance Fund                      1,075,249            -

Vesting

Participants are immediately 100% vested in their employee elected salary deferrals and earnings thereon. Vesting in employer matching contributions, forfeitures, and earnings on these amounts is based on years of service. Participants vest at a rate of 20% per year, becoming fully vested after five years of credited service or attainment of normal retirement age, as defined.

Forfeitures

Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. All forfeitures are allocated among participants employed as of the last day of the plan year as additional matching contributions. As of December 31, 1999, the value of nonvested employer matching contributions for participants who terminated service totaled $21,023, and no forfeitures were allocated to participants during the year. All nonvested balances and unallocated forfeitures are included in the statement of net assets available for plan benefits at December 31, 1999 and 1998.

Administrative expenses

Administrative expenses incurred in the operation of the Plan have been paid by the Company and are not reflected in the accompanying financial statements. The amount of these administrative expenses was approximately $25,000 in 1999.

3.     Participant loans:

Under defined conditions, participants are entitled to borrow in a limited capacity from the Plan. Loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance with a minimum loan amount of $1,000. Loan repayments are made in the form of direct withdrawals from the participant’s payroll funds. Loans bear interest at the prime rate and are repayable over no more than five years, unless the loan provides funding for the purchase of the participant’s principal residence. As of December 31, 1999, interest rates ranged from 7.5% to 10.5% on loans outstanding.

4.      Distributions to participants:

Distributions to retiring or terminated participants are generally made in the year following retirement or termination. Distributions due participants as of December 31, 1999 and 1998, amounted to $91,291 and $207,433, respectively. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not reflected as a liability in the accompanying statements of net assets available for plan benefits in accordance with accounting principles generally accepted in the United States. See Note 8 for reconciliation of financial statements to Form 5500.

5.     Tax status:

The Plan has been amended to include all changes to comply with the Tax Reform Act of 1986. On January 16, 1998, the Plan, as amended, received a favorable letter of determination from the Internal Revenue Service.

In 1994 and 1995, the Plan did not meet certain requirements to qualify as non-discriminatory under the Internal Revenue Code. In order to meet these requirements, the Company was required to make qualified non-elective contributions (QNEC) to the Plan. As of December 31, 1997, the Company recorded $174,449 as an estimate of the total QNEC. This included a contribution to the Plan to compensate the participants for the appreciation on the QNEC which would have occurred from 1994 and 1995, to the date the QNEC was actually paid. In 1998, the Company and the Internal Revenue Service agreed upon an amount for the QNEC, and the Company contributed $96,419 to the Plan. Accordingly, as the settlement amount was less than the estimated amount by $70,453, the Plan recorded this reduction in 1998. In 1999, the Company contributed and recorded the remainder of $7,577 as reconstructed earnings on cash deposited for Plan contributions in 1994 and 1995 into a non-interest bearing account prior to crediting the participant accounts.

6.     Non-exempt transactions:

During the year ended December 31, 1998, the Company failed to remit employee contributions to the Plan within 15 business days of the following month. This represented a non-exempt transaction between the Company and the Plan. The Company contributed $36,164 to the Plan in 1999 to fully compensate participants for losses related to these transactions. This amount is included in contributions by employer in the accompanying statement of changes in net assets available for plan benefits.

7.     Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.      Reconciliation of financial statements to Form 5500;

The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Plan;

                                                                  Benefits
                               Net assets available for          Payable to   Benefits
                                     plan benefits             Participants    Paid
                                     -------------             ------------   --------
                               1999             1998               1999         1999
                               ----             ----               ----         ----
Per the financial
statements                 $ 12,080,927     $ 7,721,843        $     -         $ 624,714

1999 amounts pending
distribution to
participants                    (91,291)         -                 91,291         91,291

1998 amounts pending
distribution to
participants                       -           (207,433)              -         (207,433)

Less - Mandatory
sponsor contribution
receivable (Note 6)                -            (36,164)              -               -
                           -------------    -------------      ------------      ----------

Per Form 5500              $ 11,989,636     $ 7,478,246        $   91,291      $ 508,572
                           =============    =============      ============      ==========

                                       12

                              Dendrite 401(k) Plan

Schedule H, Part IV, Item (i)-- Schedule of Assets Held for
Investment Purposes
As of December 31, 1999

Description of investment                   Par value
                                            or number                         Fair market
                                            of shares            Cost            Value
                                           -------------         ----         ----------

AIM Japan Growth Fund                                2       $        37      $        48

Alliance Premier Growth Fund                   128,090         4,476,622        4,675,297

Alliance Technology Fund                           802            96,528          102,986

Davis New York Venture Fund                      2,227            64,331           64,033

Dreyfus Premier Balance Fund                    69,416         1,089,350        1,075,249

IVY International Fund                          22,868         1,035,858        1,076,850

Merrill Lynch
     Healthcare Fund                             7,341            40,300           43,311
     Pacific Fund                                1,023            30,547           33,810
     Retirement Preservation Trust Fund        724,477           724,477          724,477
     S&P 500 Index Fund                        123,148         2,139,676        2,219,131

Oppenheimer Enterprise Fund                        769            29,316           31,473

Pimco Total Return Fund                            510             5,056            5,044

Van Kampen Emerging Growth Fund                    897            72,925           78,386

Dendrite International, Inc.

     Common Stock                               49,883           555,051        1,689,770
                                                             -----------      -----------
                                                             $10,360,074      $11,819,865
                                                             ===========      ===========
Loans to participants (7.5% to 10.5%)                        $    74,774      $    74,774
                                                             ===========      ===========

                                       13

*Represents related party

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DENDRITE 401(k) PLAN

CHRISTINE A. PELLIZZARI
By:_________________________________
Christine A. Pellizzari Trustee

Date:  September 17, 2001

EXHIBIT INDEX

Exhibit No                 Description

      23.1                       Consent of Arthur Andersen LLP